UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: December 3, 2018

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Information Contained in this Report on Form 6-K

Attached hereto is a copy of the Notice of 2018 Annual Meeting of Stockholders and the Proxy Statement of Navios Maritime Holdings Inc. dated November 30, 2018 with respect to such meeting to be held on December 21, 2018.

November 30, 2018

Dear Stockholder,

We cordially invite you to attend our 2018 annual meeting of stockholders to be held at 10:00 a.m., Monaco time, on December 21, 2018, at our offices at Le Montaigne Bloc B, 7 Avenue de Grande Bretagne, Monaco. The attached notice of annual meeting and proxy statement describe the business we will conduct at said meeting and provide information about Navios Maritime Holdings Inc. (the “Company”) that you should consider when you vote.

When you have finished reading the proxy statement, please promptly vote your interests by marking, signing, dating and returning the proxy card in the enclosed envelope. We encourage you to vote by proxy so that your interests will be represented and voted at the meeting, whether or not you can attend.

Sincerely,

Angeliki Frangou
Chairman and Chief Executive Officer

NAVIOS MARITIME HOLDINGS INC.

NOTICE OF 2018 ANNUAL MEETING OF STOCKHOLDERS

November 30, 2018

TIME: 10:00 a.m., Monaco time

DATE: December 21, 2018

PLACE: Offices of Navios Maritime Holdings Inc., Le Montaigne Bloc B, Office 11B2, 7 Avenue de Grande Bretagne, Monaco

PURPOSES:

1.	To elect three Class A directors, whose terms, upon election, will expire in 2021.

2.

To approve an amendment to the Company’s Amended and Restated Articles of Incorporation (the “Charter”) to create a new class of directors to our Board of Directors (“Class D”), and to allow holders of the Company’s 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G Preferred Stock”) and the Company’s 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H Preferred Stock”) the right to elect the Class D director to our Board of Directors under certain circumstances.

3.

To approve an amendment to the Company’s Charter to effect a reverse split of the Company’s issued and outstanding common stock, at a ratio of one-for-ten, with cash being paid in lieu of any fractional share of common stock (the “Reverse Stock Split”).

4.	To ratify the appointment of PricewaterhouseCoopers S.A. (“PricewaterhouseCoopers”) as the Company’s independent public accountants for the fiscal year ending December 31, 2018.

5.	To consider any other business that is properly presented at the meeting.

WHO MAY VOTE:

You may vote if you were the record owner of Navios Maritime Holdings Inc. stock at the close of business on November 28, 2018. A list of stockholders of record will be available at the meeting and, during the 10 days prior to the meeting, at the office of the Secretary at the above address.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY. THE VOTE OF EVERY STOCKHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF THE PROPOSALs PRESENTED IN THE PROXY STATEMENT.

BY ORDER OF THE BOARD OF DIRECTORS

Vasiliki Papaefthymiou
Executive Vice President Legal

NAVIOS MARITIME HOLDINGS INC.

LE MONTAIGNE BLOC B, OFFICE 11B2

7 AVENUE DE GRANDE BRETAGNE

MONTE CARLO, MC 98000 MONACO

(11) + (377) 9798-2140

PROXY STATEMENT FOR

NAVIOS MARITIME HOLDINGS INC.

2018 ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON DECEMBER 21, 2018

GENERAL INFORMATION ABOUT THE ANNUAL MEETING

Why Did You Send Me this Proxy Statement?

We sent you this proxy statement and the enclosed proxy card because Navios Maritime Holdings Inc.’s Board of Directors (the “Board of Directors”) is soliciting your proxy to vote at the 2018 annual meeting of stockholders and any adjournments of the meeting to be held at 10:00 a.m.., Monaco time, on December 21, 2018, at our offices at Le Montaigne Bloc B, Office 11B2, 7 Avenue de Grande Bretagne, Monaco. This proxy statement along with the accompanying Notice of Annual Meeting of Stockholders summarizes the purposes of the meeting and the information you need to know to vote at the annual meeting.

On November 30, 2018, we began sending this proxy statement, the attached notice of annual meeting, and the enclosed proxy card to all stockholders entitled to vote at the meeting. You can find a copy of our 2018 Annual Report on Form 20-F on our website at www.navios.com under the Investor Relations section or the Securities and Exchange Commission’s electronic data system called EDGAR at www.sec.gov.

Who Can Vote?

Only stockholders who owned Navios Maritime Holdings Inc. common stock at the close of business on November 28, 2018 are entitled to vote at the annual meeting. On this record date, there were 124,706,280 shares of Navios Maritime Holdings Inc. common stock outstanding and entitled to vote. Navios Maritime Holdings Inc. common stock is our only class of voting stock. The shares of common stock are listed on the New York Stock Exchange under the symbol “NM.”

You do not need to attend the annual meeting to vote your shares. Shares represented by valid proxies, received in time for the meeting and not revoked prior to the meeting, will be voted at the meeting. A stockholder may revoke a proxy before the proxy is voted by delivering to our Secretary a signed statement of revocation or a duly executed proxy card bearing a later date. Any stockholder who has executed a proxy card but attends the meeting in person may revoke the proxy and vote at the meeting.

How Many Votes Do I Have?

Each share of Navios Maritime Holdings Inc. common stock that you own entitles you to one vote.

How Do I Vote?

Whether you plan to attend the annual meeting or not, we urge you to vote by proxy. Voting by proxy will not affect your right to attend the annual meeting. If your shares are registered directly in your name through our stock transfer agent, Continental Stock Transfer & Trust Company, or you have stock certificates, you may vote:

•

By mail. Complete and mail the enclosed proxy card in the enclosed postage prepaid envelope. Your proxy will be voted in accordance with your instructions. If you sign the proxy card but do not specify how you want your shares voted, they will be voted as recommended by our Board of Directors.

•	In person at the meeting. If you attend the meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the meeting.

If your shares are held in “street name” (held in the name of a bank, broker or other nominee), you must provide the bank, broker or other nominee with instructions on how to vote your shares and can do so as follows:

•	By mail. You will receive instructions from your broker or other nominee explaining how to vote your shares.

•

In person at the meeting. Contact the broker or other nominee who holds your shares to obtain a broker’s proxy card and bring it with you to the meeting. You will not be able to vote at the meeting unless you have a proxy card from your bank, broker or other nominee.

“Street name” holders may vote by telephone or Internet if their bank, broker or other nominee makes those methods available, in which case the bank, broker or other nominee will enclose the instructions with the proxy materials. The telephone and Internet voting procedures are designed to authenticate stockholders’ identities, to allow stockholders to vote their shares, and to confirm that their instructions have been recorded properly.

How Does the Board of Directors Recommend That I Vote on the Proposals?

The Board of Directors recommends that you vote as follows:

•	“FOR” the election of the nominees for the Class A directors;

•	“FOR” the amendment to the Charter to allow holders of the Company’s Series G and Series H Preferred Stock the right to elect one member of the Board of Directors;

•	“FOR” approval of an amendment to the Charter to authorize the Reverse Stock Split; and

•	“FOR” ratification of the selection of independent auditors for our fiscal year ending December 31, 2018.

If any other matter is presented, the proxy card provides that your shares of common stock will be voted by the proxy holder listed on the proxy card in accordance with his or her best judgment. At the time this proxy statement was printed, we knew of no matters that needed to be acted on at the annual meeting, other than those discussed in this proxy statement.

May I Revoke My Proxy?

If you give us your proxy, you may revoke it at any time before the meeting. You may revoke your proxy in any one of the following ways:

•	signing a new proxy card and submitting it as instructed above;

•	notifying Navios Maritime Holdings Inc.’s Executive Vice President, Legal, in writing before the annual meeting that you have revoked your proxy; or

•	attending the meeting in person and voting in person. Attending the meeting in person will not in and of itself revoke a previously submitted proxy unless you specifically request it.

What Vote is Required to Approve Each Proposal and How are Votes Counted?

Proposal 1: Elect Directors	The nominees for Class A director who receive the most votes (also known as a “plurality” of the votes) will be elected. Abstentions are not counted for purposes of electing directors. You may vote either FOR all of the nominees, WITHHOLD your vote from all of the nominees or WITHHOLD your vote from any one or more of the nominees. Votes that are withheld will not be included in the vote tally for the election of Class A directors. Brokerage firms do not have authority to vote customers’ non-voted shares held by the firms in street name for the election of directors. As a result, any shares not voted by a beneficial owner will be treated as a broker non-vote. Such broker non-votes will have no effect on the results of this vote.

Proposal 2: Approve the Amendment to the Charter to Allow Holders of the Company’s Series G and Series H Preferred Stock the Right to Elect One Member of the Board of Directors	The affirmative vote of the holders of two-thirds of the Company’s issued and outstanding common stock entitled to vote is required to approve this amendment to the Charter. Abstentions and broker non-votes will be treated as votes against this proposal. Under the Certificates of Designation for our Series G and Series H Preferred Stock (the “Certificate of Designations”), if either one quarterly Series G or Series H Dividend are in arrears, then the Company is required to use commercially reasonable efforts to obtain an amendment to the Charter to effectuate any and all such changes as may be necessary to permit the Series G and/or Series H Holders the ability to exercise certain voting rights pursuant to the Certificate of Designations. As of the date of this Proxy Statement, ten quarterly Series G and Series H Dividends are in arrears.

Proposal 3: Approve the Amendment to the Charter to Effect the Reverse Stock Spilt	The affirmative vote of the holders of a majority of the Company’s issued and outstanding common stock entitled to vote is required to approve this amendment to the Charter to effect the Reverse Stock Split. Abstentions and broker non-votes will be treated as votes against this proposal.

Proposal 4: Ratify Selection of Auditors	The affirmative vote of a majority of the votes present or represented by proxy and entitled to vote at the annual meeting is required to ratify the selection of independent auditors. Abstentions will be treated as votes against this proposal. Brokerage firms have authority to vote customers’ non-voted shares held by the firms in street name on this proposal. If a broker does not exercise this authority, such broker non-votes will have no effect on the results of this vote. We are not required to obtain the approval of our stockholders to select our independent accountants. However, if our stockholders do not ratify the selection of PricewaterhouseCoopers as our independent accountants for 2018, our Audit Committee of our Board of Directors will reconsider its selection.

What Constitutes a Quorum for the Meeting?

The presence, in person or by proxy, of the holders of no less than one-third (1/3) of the outstanding shares of our common stock is necessary to constitute a quorum at the meeting. Votes of stockholders of record who are present at the meeting in person or by proxy, abstentions, and broker non-votes are counted for purposes of determining whether a quorum exists.

If a quorum is not present at the meeting or, even if a quorum is present and sufficient votes in favor of the positions recommended by our Board of Directors on the proposals described in this proxy statement are not timely received, the presiding officer of the meeting will have the power to adjourn the meeting. If the meeting is adjourned for any reason other than a lack of quorum, no further notice of the adjourned meeting will be required to permit further solicitation of proxies, other than an announcement at the meeting, unless a new record date for the annual meeting is set.

ELECTION OF DIRECTORS

(Notice Item 1)

Our Board of Directors currently consists of seven directors, who are divided into three classes. As provided in our Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term and until such director’s successor is duly elected and qualified, except in the event of such director’s death, resignation, removal or earlier termination of such director’s term of office. The terms of our three Class A directors expire at the annual meeting. Accordingly, the Board of Directors has nominated Efstathios Loizos, George Malanga and John Stratakis, each of whom is a Class A director, for election as directors whose terms would expire at our 2021 Annual Meeting of Stockholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following three nominees. It is expected that each of these nominees will be able to serve, but if we become aware before the election that any of the nominees is unable to serve as a director, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board of Directors may recommend.

Nominees for Election as Class A Directors to the Board of Directors

Information concerning the nominees for the Class A directors is set forth below:

Name	Age	Position
Efstathios Loizos	56	Class A Director
George Malanga	60	Class A Director
John Stratakis	53	Class A Director

Efstathios Loizos

Efsathios Loizos was appointed to our Board of Directors in July 2010. Mr. Loizos was also director of Navios Partners from October 2007 until June 2010. In October 2008, Mr. Loizos joined the Managing Team of ION S.A., a leading Greek chocolate and cocoa group of companies, with the responsibility of supervising MABEL S.A., one of the affiliated companies of the group. In June 2010, Mr. Loizos was appointed to the Board of Directors of ION S.A. and assumed enlarged executive responsibilities within the group. Since March 2014, Mr. Loizos serves as the CEO of the affiliated company INTERION S.A., which operates in Bulgaria. Since June 2016, Mr. Loizos has served as Executive Vice President of ION group. In May 2010, Mr. Loizos was elected as a member of the Board of Directors of IOBE (Foundation of Economic and Industrial Research). Between 2001 and 2008, Mr. Loizos served as the General Manager and a member of the Board of Directors of ELSA S.A., a Greek steel packaging company, and also as the Vice Chairman of the Board of Directors of its affiliated company ATLAS S.A. From 2005 to 2007, Mr. Loizos served as the President of the International Packaging Association and as the Vice President of the Greek Association of Steel Packaging Manufacturers. Mr. Loizos received a Maitrise en Sciences Economiques from the University of Strasbourg and an M.B.A. in Finance from New York University. Mr. Loizos also serves as Chairman of the Audit Committee and Chairman of the Compensation Committee. Mr. Loizos is an independent director.

George Malanga

George Malanga has been a member of our Board of Directors since April 2010. He is currently serving as the Chief Credit Officer of BNY Mellon. Mr. Malanga has held a variety of positions during his 31 year tenure with the bank. He began his banking career in various relationship management roles before moving to risk management in 2000. Mr. Malanga has served in roles with increased responsibility in credit risk management over the past 18 years. His credit risk experience includes head of asset recovery, head of domestic corporate credit and currently as Chief Credit Officer of BNY Mellon. Mr. Malanga is a member of BNY Mellon’s Operating Committee and holds a Bachelor’s Degree in Business Administration from Rutgers College and an M.B.A. in Finance from New York University. Mr. Malanga also serves as a member of the Audit Committee and the Nominating and Governance Committee. Mr. Malanga is an independent director.

John Stratakis

John Stratakis has been a member of Navios Holdings’ Board of Directors since its inception, and prior to that was a member of the board of directors of International Shipping Enterprises. Since 1994, Mr. Stratakis has been a partner with the law firm of Poles, Tublin, Stratakis & Gonzalez, LLP, in New York, New York, where he specializes in all aspects of marine finance and admiralty law, real estate, trusts and estates and general corporate law. From 1992 to 1993, Mr. Stratakis was an associate attorney with Wilson, Elser, Moskowitz Edelman & Dicker, in New York, New York. Mr. Stratakis also has been a director and the President of the Hellenic-American Chamber of Commerce in New York. He serves on the board of New York Maritime Inc., an association that promotes the New York region as a maritime business center. Mr. Stratakis received a Bachelor of Arts (cum laude) from Trinity College and a Juris Doctor degree from Washington College of Law at American University. Mr. Stratakis is admitted to practice law in the State of New York and in the courts of the Southern and Eastern Districts of New York. In addition to his role on the Board of Directors, Mr. Stratakis also serves as Chairman of the Nominating and Governance Committee and a member of the Compensation Committee. Mr. Stratakis is an independent director.

THE BOARD OF DIRECTORS RECOMMENDS THE ELECTION OF EFSTATHIOS LOIZOS, GEORGE MALANGA, AND JOHN STRATAKIS AS CLASS A DIRECTORS, AND PROXIES SOLICITED BY THE BOARD WILL BE VOTED IN FAVOR THEREOF UNLESS A STOCKHOLDER HAS INDICATED OTHERWISE ON THE PROXY.

AMENDMENT OF OUR CHARTER TO ALLOW HOLDERS OF THE COMPANY’S SERIES G AND SERIES H PREFERRED STOCK THE RIGHT TO ELECT ONE MEMBER OF THE BOARD OF DIRECTORS.

(Notice Item 2)

Under the Certificate of Designations, if either one quarterly Series G or Series H Dividend are in arrears, then the Company is required to use commercially reasonable efforts to obtain an amendment to the Charter to effectuate any and all such changes as may be necessary to permit the Series G and/or Series H Holders the ability to exercise certain voting rights pursuant to the Certificate of Designations. If and when six or more quarterly Series G and/or Series H Dividends are in arrears, whether or not consecutive, then if the Charter has been amended, the Series G and/or Series H Holders shall have the right at a meeting of the Company called for such purpose within 30 days after receipt by the Corporation of a request by Series G and/or Series H Holders holding a majority of the outstanding Series G and/or Series H Preferred Stock to elect one member of the Board of Directors. If the Charter has not been amended as described in the preceding sentence, then, until such amendment is fully approved and effective the Series G and Series H Holders would not be able to elect a director onto our staggered Board, and the Series G and/or Series H Dividend Rates shall increase by 25 basis points.

As of the date of this Proxy Statement, ten quarterly Series G and Series H Dividends are in arrears.

The Board of Directors, based on advice of Marshall Islands counsel, has determined that it is required to seek an amendment to our Charter to create a new class of directors (Class D) of our Board of Directors and to allow the Series G and/or Series H Holders to elect one Class D director after six of more quarterly Series G and/or Series H Dividends are in arrears. The amendment will also provide that such right of such Series G and/or Series H Holders to elect a Class D director shall continue until such time as all dividends accumulated and in arrears on the Series G and/or Series H Preferred Stock have been paid in full or sufficient funds for such payment have been declared and set apart for such purpose, at which time such right shall terminate, subject to the revesting of such right in the event of each and every subsequent failure to pay six quarterly Series G and/or Series H Dividends as described above. Upon any termination of the right of the Series G and/or Series H Holders to vote for such Class D director, the term of office of such Class D director then in office elected by such Series G and/or Series H Holders shall terminate immediately. Any Class D director elected by the Series G and/or Series H Holders shall be entitled to one vote on any matter before the Board of Directors.

The form of the proposed amendment to the Company’s Amended and Restated Articles of Incorporation to create a new class of directors (Class D) of our Board of Directors and to allow the Series G and/or Series H Holders to elect one Class D director (as set forth above) will be substantially as set forth on Appendix A (subject to any changes required by applicable law). The affirmative vote of two-thirds of the issued and outstanding stock of the Company entitled to vote at the meeting is required to approve this amendment to our Charter.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE TO APPROVE THE AMENDMENT TO OUR CHARTER, AND PROXIES SOLICITED BY THE BOARD WILL BE VOTED IN FAVOR OF THE AMENDMENT UNLESS A STOCKHOLDER INDICATES OTHERWISE ON THE PROXY.

REVERSE STOCK SPLIT OF THE COMMON STOCK OF THE COMPANY

(Notice Item 3)

Our Board of Directors has adopted resolutions (1) declaring that submitting an amendment to the Company’s Amended and Restated Articles of Incorporation to effect the Reverse Stock Split of our issued and outstanding common stock, as described below, was advisable and (2) directing that a proposal to approve the Reverse Stock Split be submitted to the holders of our common stock for their approval.

The form of the proposed amendment to the Company’s Amended and Restated Articles of Incorporation to effect the Reverse Stock Split will be substantially as set forth on Appendix B (subject to any changes required by applicable law). Approval of the proposal would permit (but not require) our Board of Directors to effect a reverse stock split of our issued and outstanding common stock at a ratio of one-for-ten, provided that the Board of Directors determines to effect the Reverse Stock Split and such amendment is filed with the appropriate authorities in the Marshall Islands no later than one year after the date of our annual meeting. Our Board of Directors reserves the right to elect to abandon the Reverse Stock Split if it determines, in its sole discretion, that the Reverse Stock Split is no longer in the best interests of the Company and its stockholders.

In the Reverse Stock Split, every ten shares of existing common stock will be combined into one share of common stock. If fractional shares result as a result of the Reverse Stock Split, it is intended that cash will be paid for such fractional shares.

Background and Reasons for the Reverse Stock Split; Potential Consequences of the Reverse Stock Split

Our board of directors is submitting the Reverse Stock Split to our stockholders for approval with the primary intent of increasing the market price of our common stock to enhance our ability to meet the listing requirements of the NYSE. Other than what has been publicly disclosed, the Company currently does not have any other plans, arrangements or understandings, written or oral, to issue any of the authorized but unissued shares that would become available as a result of the Reverse Stock Split. In addition to increasing the market price of our common stock, the Reverse Stock Split would also reduce certain of our costs, as discussed below. Accordingly, for these and other reasons discussed below, we believe that effecting the Reverse Stock Split is in the Company’s and our stockholders’ best interests.

On May 18, 2018, the Company issued a press release announcing that it was notified by the NYSE that it was no longer in compliance with the NYSE’s continued listing standards because the average closing price of the Company’s common stock over a consecutive 30 trading-day period was less than $1.00 per share.

Our Board of Directors anticipates that a reverse stock split would increase our stock price, and consequently reduce the risk that our stock could be delisted from the NYSE. To continue our listing on the NYSE, we must comply with NYSE rules, which require a minimum bid price of $1.00 per share. The Board of Directors also believes that the increased market price of our common stock expected as a result of implementing a reverse stock split could improve the marketability and liquidity of our common stock and will encourage interest and trading in our common stock. A reverse stock split could allow a broader range of institutions to invest in our common stock (namely, funds that are prohibited from buying stocks whose price is below a certain threshold), potentially increasing trading volume and liquidity of our common stock. A reverse stock split could help increase analyst and broker interest in our common stock as their policies can discourage them from following or recommending companies with low stock prices. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, a low average price per share of common stock can result in individual stockholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were higher.

The Company is seeking approval from the stockholders to approve an amendment, substantially in the form as set forth on Appendix B, to the Company’s Amended and Restated Articles of Incorporation to effect the Reverse Stock Split and grant authorization to the Board of Directors to determine, in its sole discretion, whether to implement the Reverse Stock Split. If the stockholders approve this proposal, the Board of Directors will have the sole authority to elect, in its sole discretion, without the need for any further action on the part of our stockholders, whether to implement the Reverse Stock Split, as well as its specific timing. Notwithstanding approval of the Reverse Stock Split by the stockholders, the Board of Directors may, in its sole discretion, abandon the proposed amendment and determine prior to the effectiveness of any filing with the Marshall Islands Registrar of Corporations not to effect the Reverse Stock Split.

Reducing the number of outstanding shares of our common stock through the Reverse Stock Split is intended, absent other factors, to increase the per share market price of our common stock. However, other factors, such as our financial results, market conditions and the market perception of our business may adversely affect the market price of our common stock. As a result, there can be no assurance that the Reverse Stock Split, if completed, will result in the intended benefits described above, that the market price of our common stock will increase following the Reverse Stock Split or that the market price of our common stock will not decrease in the future. Additionally, we cannot assure you that the market price per share of our common stock after the Reverse Stock Split will increase in proportion to the reduction in the number of shares of our common stock outstanding before the Reverse Stock Split. Accordingly, the total market capitalization of our common stock after the Reverse Stock Split may be lower than the total market capitalization before the Reverse Stock Split.

Effect of the Reverse Stock Split on Holders of Outstanding Common Stock

In the Reverse Stock Split, every ten shares in aggregate of existing common stock will be combined into one new share of common stock. Based on 124,706,280 shares of common stock issued and outstanding as of the record date, immediately following the Reverse Stock Split the Company would have approximately 12,470,628 shares of common stock issued and outstanding.

The Reverse Stock Split will affect all holders of our Common Stock uniformly and will not affect any stockholder’s percentage ownership interest in the Company, except that as described below in “— Fractional Shares,” record holders of Common Stock otherwise entitled to a fractional share as a result of the Reverse Stock Split will receive cash in lieu of such fractional shares. In addition, the Reverse Stock Split will not affect any stockholder’s proportionate voting power.

The Reverse Stock Split may result in some stockholders owning “odd lots” of less than 100 shares of Common Stock. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 shares.

Because the number of issued and outstanding shares of common stock will decrease, the number of shares of common stock remaining available for issuance will increase. Under the Amended and Restated Articles of Incorporation of the Company, our authorized capital stock consists of 250,000,000 shares of common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $ 0.0001 per share. Other than as has been publicly disclosed, the Company does not currently have any other plans, proposal or arrangement to issue any of its authorized but unissued shares of common stock, other than shares that may be issued in connection with equity incentive grants to its employees and directors.

Effective Date

The Reverse Stock Split will become effective as of the beginning of the first business day (the “Effective Date”) after filing of the Articles of Amendment reflecting such language with the Republic of the Marshall Islands Registrar of Corporations. Except as explained below with respect to fractional shares, on the Effective Date, shares of our common stock issued and outstanding immediately prior thereto will be, automatically and without any action on the part of the stockholders, combined, converted and changed into new shares of common stock in accordance with a one-for-ten exchange ratio. Upon approval by the stockholders, the Company intends to implement the Reverse Stock Split as soon as practicable.

Fractional Shares

No fractional shares of common stock will be created or issued in connection with the Reverse Stock Split. Stockholders of record who otherwise would be entitled to receive fractional shares of our common stock as a consequence of the Reverse Stock Split will be entitled, upon surrender to the exchange agent of certificates representing such shares of our common stock or, in the case of non-certificated shares of our common stock, such proof of ownership as required by the exchange agent, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the average of the closing price per share of our common stock on the NYSE for the five (5) consecutive trading days immediately preceding the Effective Date, as adjusted for the Reverse Stock Split as appropriate or, if such price is not available, a price to be determined by our Board of Directors. The ownership of a fractional interest will not give the holder of any voting, dividend or other rights except to receive payment therefor as described herein.

Authorized Common Stock and Par Value

The Reverse Stock Split will not result in a change in the number of shares of authorized common stock or par value of the common stock. Because the Company’s authorized number of shares of common stock, which is currently set at 250,000,000 shares of common stock under the Company’s Amended and Restated Articles of Incorporation, will not decrease in accordance with the Reverse Stock Split, effecting a Reverse Stock Split would provide the Company with additional shares of common stock that would then be available for issuance from time to time for corporate purposes such as acquisitions of vessels or companies, equity grants to its employees and directors, sales of stock or securities convertible into shares of common stock and raising additional capital.

Accounting Consequences

The par value per share of common stock would remain unchanged at $0.0001 per share after the Reverse Stock Split. As a result, on the Effective Date, the stated capital on our balance sheet attributable to the common stock will be reduced proportionally, based on the exchange ratio of the Reverse Stock Split, from its present amount, and the additional paid-in capital account will be credited with the amount by which the stated capital is reduced. The per share common stock net income or loss and net book value will be increased because there will be fewer shares of common stock outstanding. We will present prior period per share amounts including the effect of the Reverse Stock Split for any prior periods in our financial statements and reports such that prior periods are comparable to current period presentation. We do not anticipate that any other accounting consequences would arise as a result of the Reverse Stock Split.

Required Vote

The affirmative vote of the holders of a majority of the Company’s issued and outstanding common stock entitled to vote is required to approve this amendment to the Charter to effect the Reverse Stock Split. Abstentions and broker non-votes will be treated as votes against this proposal.

Material U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of the Reverse Stock Split to U.S. Holders (as defined below) of our common stock. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date of this proxy statement, all of which may be subject to change, possibly with retroactive effect. This summary only addresses holders who hold their shares as capital assets within the meaning of the Code and does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders subject to special tax treatment, such as financial institutions, dealers in securities, insurance companies, regulated investment companies, persons that own shares as part of a hedge, straddle, or conversion transaction, persons whose functional currency is not the U.S. dollar, foreign persons and tax-exempt entities. In addition, this summary does not consider the effects of any applicable state, local, foreign or other tax laws and does not address the U.S. federal income consequences of the Reverse Stock Split to persons who are not U.S. Holders.

As used herein, the term “U.S. Holder” means a beneficial owner of shares of common stock that is a U.S. citizen or resident, a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

We have not sought and will not seek any ruling from the Internal Revenue Service (the “IRS”), or an opinion from counsel with respect to the U.S. federal income tax consequences discussed below. There can be no assurance that the tax consequences discussed below would be accepted by the IRS or a court. The authorities on which this summary is based are subject to various interpretations, and it is therefore possible that the U.S. federal income tax treatment may differ from the treatment described below.

We urge holders to consult with their own tax advisors as to any U.S. federal, state, or local or foreign tax consequences applicable to them that could result from the Reverse Stock Split.

The Reverse Stock Split is intended to constitute a “reorganization” within the meaning of Section 368 of the Code and is not intended to be part of a plan to increase periodically a stockholder’s proportionate interest in our earnings and profits. Assuming the reverse stock split so qualifies, for U.S. federal income tax purposes,

•	A U.S. Holder should not recognize any gain or loss on the reverse stock split (except for cash, if any, received in lieu of a fractional share of common stock);

•

The U.S. Holder’s aggregate tax basis of the common stock received pursuant to the Reverse Stock Split, including any fractional shares of common stock not actually received, should be equal to the aggregate tax basis of such holder’s common stock surrendered in the exchange;

•	The U.S. Holder’s holding period for the common stock received pursuant to the Reverse Stock Split should include such holder’s holding period for the common stock surrendered in the exchange; and

•

Cash payments received by the U.S. Holder for a fractional share of common stock generally should be treated as if such fractional share had been issued pursuant to the Reverse Stock Split and then redeemed by us, and such U.S. Holder generally should recognize capital gain or loss with respect to such payment, measured by the difference between the amount of cash received and such U.S. Holder’s tax basis in such fractional share. However, in certain circumstances, it is possible that the cash received in lieu of a fractional share could be characterized as a dividend for such purposes. U.S. Holders are encouraged to consult their tax adviser on the treatment of the receipt of cash in lieu of fractional shares in their specific situation.

U.S. Holders will be required to provide their social security or other taxpayer identification numbers (or, in some instances, additional information) to the exchange agent in connection with the Reverse Stock Split to avoid backup withholding requirements that might otherwise apply. This information is generally provided on IRS Form W-9 or a substitute form. Failure to provide such information may result in backup withholding at a rate of 24%.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TO U.S. HOLDERS UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF STOCKHOLDERS. YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TO YOU, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Procedures for Effecting the Reverse Stock Split

As soon as practicable after the Effective Date, shareholders holding common stock in physical certificate form will be sent a letter of transmittal from the Company notifying them that the Reverse Stock Split has been effected. The letter of transmittal will contain instructions on how shareholders should surrender to the Company’s exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares. The Company expects that its transfer agent will act as exchange agent for purposes of implementing the exchange of share certificates. No new certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. SHAREHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Shareholders holding shares in book-entry form with the transfer agent need not take any action to receive post-split shares or cash payment in lieu of any fractional share interest, if applicable. If a shareholder is entitled to post-split shares, a transaction statement will automatically be sent to the shareholder’s address of record indicating the number of common shares held following the Reverse Stock Split.

Upon the Reverse Stock Split, the Company intends to treat shares held by shareholders in “street name” through a bank, broker or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the reverse stock split and making payment for fractional shares. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

OUR BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE AMENDMENT TO NAVIOS MARITIME HOLDING INC. ’S AMENDED AND RESTATED ARTICLES OF INCORPORATION TO EFFECT A REVERSE SPLIT OF THE COMPANY’S COMMON STOCK, AT A RATIO OF ONE-FOR-TEN.

INDEPENDENT PUBLIC ACCOUNTANTS

(Notice Item 4)

The Board of Directors is submitting for ratification of the appointment of PricewaterhouseCoopers as our independent public accountants for the fiscal year ending December 31, 2018. The Board proposes that the stockholders ratify this appointment. PricewaterhouseCoopers audited our financial statements for the fiscal year ended December 31, 2017.

PricewaterhouseCoopers has advised us that it does not have any direct or indirect financial interest in the Company, nor has it had any such interest in connection with us during the past three years other than in its capacity as our independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee of our Board of Directors.

We are not required to obtain the approval of our stockholders to select our independent accountants. However, in the event that the stockholders do not ratify the appointment of PricewaterhouseCoopers as our independent public accountants, the Audit Committee of the Board of Directors will reconsider its appointment.

The affirmative vote of a majority of the shares present or represented and entitled to vote at the annual meeting is required to ratify the appointment of the independent public accountants.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE TO RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS AS OUR INDEPENDENT PUBLIC ACCOUNTANTS, AND PROXIES SOLICITED BY THE BOARD WILL BE VOTED IN FAVOR OF SUCH RATIFICATION UNLESS A STOCKHOLDER INDICATES OTHERWISE ON THE PROXY.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by us. Solicitation on behalf of the Board of Directors will be made primarily by mail, but stockholders may be solicited by telephone, e-mail, other electronic means, or personal contact. Copies of materials for the annual meeting will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners.

OTHER MATTERS

The Board of Directors is not aware of any other business that will be presented to the annual meeting. If any other business is properly brought before the annual meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxies.

BY ORDER OF THE BOARD OF DIRECTORS

Vasiliki Papaefthymiou
Executive Vice President, Legal

November 30, 2018

Appendix A

ARTICLES OF AMENDMENT OF THE AMENDED AND RESTATED

ARTICLES OF INCORPORATION OF

NAVIOS MARITIME HOLDINGS, INC.

UNDER SECTION 90 OF THE BUSINESS CORPORATIONS ACT

I, Angeliki Frangou, Chief Executive Officer of Navios Maritime Holdings Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands, for the purpose of amending the Articles of Incorporation of said Corporation hereby certify:

1.	The name of the Corporation is: Navios Maritime Holdings Inc.

2.

The Articles of Incorporation were originally filed with the Registrar of Corporations under the laws of the Republic of The Marshall Islands on November 19, 2002, as amended and restated on December 5, 2002 and as amended on each of April 23, 2003 and February 16, 2005, and as further amended and restated on August 25, 2005 and January 10, 2007 (the “Articles”).

3.	Subsection SIXTH of Section 3 of the Articles, as heretofore amended and restated, is hereby amended to read as follows:

“SIXTH:

The Board of Directors of the Corporation shall be divided into four classes: Class A, Class B, Class C and Class D.

A. Class A, Class B and Class C Directors

The number of directors in each of Class A, Class B and Class C shall be nearly equal as possible. The directors in Class C shall serve for a term expiring at the first Annual Meeting of Shareholders immediately following the effective date of this amendment to the Articles, the directors in Class A shall serve for a term expiring at the second Annual Meeting of Shareholders immediately following the effective date of this amendment to the Articles and the directors in Class B shall serve for a term expiring at the third Annual Meeting of Shareholders immediately following the effective date of this amendment to the Articles. Class A, Class B and Class C directors elected to succeed those Class A, Class B and Class C directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election. Except as the BCA may otherwise require, in the interim between annual meetings of shareholders or special meetings of shareholders called for the election of Class A, Class B or Class C directors and/or the removal of one or more of the Class A, Class B or Class C directors and the filling of any vacancy in that connection, newly created Class A, Class B or Class C directorships and any vacancies, including unfilled vacancies resulting from the removal of Class A, Class B or Class C directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in the Corporation’s Bylaws), or by the sole remaining director. All Class A, Class B and Class C directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A Class A, Class B or Class C director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

B. Class D Directors

The number of directors in Class D shall be no more than one. As set forth in the Certificate of Designation of the 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (“Series G Certificate of Designation”) and in the Certificate of Designation of the 8.625 Series H Cumulative Redeemable Perpetual Preferred Stock (“Series H Certificate of Designation,” together with the Series G Certificate of

Designation, the “Certificate of Designations”), and pursuant to subsection FOURTH of Section 3 of these Articles, holders of Series G and/or Series H preferred stock may have the right to elect one Class D director under certain circumstances as set forth below. All capitalized terms used herein that are not defined shall have the meanings given to them in the Certificate of Designations.

Series G: If and when six or more quarterly Series G Dividends are in arrears, whether or not consecutive (and whether or not such dividends shall have been declared and whether or not there are profits, surplus, or other funds legally available for the payment of dividends), then the Series G Holders shall have the right, voting as a class together with holders of any other Parity Securities (which shall include Series H Holders if applicable) upon which like voting rights have been conferred and are exercisable, at a meeting of the Corporation called for such purpose within 30 days after receipt by the Corporation of a request by Series G Holders (voting together with Series H Holders if applicable) holding a majority of the outstanding Series G Preferred Stock, to elect the Class D member of the Board of Directors. The right of such Series G Holders to elect the Class D director of the Board of Directors shall continue until such time as all dividends accumulated and in arrears on the Series G Preferred Stock have been paid in full or sufficient funds for such payment have been declared and set apart for such purpose, at which time such right shall terminate, subject to the revesting of such right in the event of each and every subsequent failure to pay six quarterly Series G Dividends. Upon any termination of the right of the Series G Holders and, if applicable, holders of any other Parity Securities (which shall include Series H Holders if applicable) to vote as a class for such director, the term of office of the Class D director then in office elected by such Series G Holders and holders voting as a class shall terminate immediately. The Class D director elected by the Series G Holders and, if applicable, any other Parity Securities (which shall include Series H Holders if applicable) shall be entitled to one vote on any matter before the Board of Directors.

Series H: If and when six or more quarterly Series H Dividends are in arrears, whether or not consecutive (and whether or not such dividends shall have been declared and whether or not there are profits, surplus, or other funds legally available for the payment of dividends), then the Series H Holders shall have the right, voting as a class together with holders of any other Parity Securities (which shall include Series G Holders if applicable) upon which like voting rights have been conferred and are exercisable, at a meeting of the Corporation called for such purpose within 30 days after receipt by the Corporation of a request by Series H Holders (voting together with Series G Holders if applicable) holding a majority of the outstanding Series H Preferred Stock, to elect the Class D member of the Board of Directors. The right of such Series H Holders to elect the Class D director of the Board of Directors shall continue until such time as all dividends accumulated and in arrears on the Series H Preferred Stock have been paid in full or sufficient funds for such payment have been declared and set apart for such purpose, at which time such right shall terminate, subject to the revesting of such right in the event of each and every subsequent failure to pay six quarterly Series H Dividends. Upon any termination of the right of the Series H Holders and, if applicable, holders of any other Parity Securities (which shall include Series G Holders if applicable) to vote as a class for such director, the term of office of the Class D director then in office elected by such Series H Holders and holders voting as a class shall terminate immediately. The Class D director elected by the Series H Holders and, if applicable, any other Parity Securities (which shall include Series G Holders if applicable) shall be entitled to one vote on any matter before the Board of Directors.”

4.	This Amendment to the Articles of Incorporation was authorized by vote of the holders of two-thirds of all outstanding shares entitled to vote thereon at a meeting of shareholders.

IN WITNESS WHEREOF, I have executed this Amendment to the Articles of Incorporation this                th day of                , 2018.

Angeliki Frangou
Chief Executive Officer

Appendix B

ARTICLES OF AMENDMENT OF THE AMENDED AND RESTATED

ARTICLES OF INCORPORATION OF

NAVIOS MARITIME HOLDINGS, INC.

UNDER SECTION 90 OF THE BUSINESS CORPORATIONS ACT

I, Angeliki Frangou, Chief Executive Officer of Navios Maritime Holdings Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands, for the purpose of amending the Articles of Incorporation of said Corporation hereby certify:

1.	The name of the Corporation is: Navios Maritime Holdings Inc.

2.

The Articles of Incorporation were originally filed with the Registrar of Corporations under the laws of the Republic of The Marshall Islands on November 19, 2002, as amended and restated on December 5, 2002 and as amended on each of April 23, 2003 and February 16, 2005, and as further amended and restated on August 25, 2005 and January 10, 2007 (the “Articles”).

3.	Article Four of the Amended and Restated Articles of Incorporation is hereby amended by adding the following immediately following the last paragraph of such article:

“Effective as [    ]:[    ][    ] [a/p].m., Marshall Islands time on [            ] [    ], 2018 ([    ]:[    ][    ] [a/p].m., New York City time on [            ] [    ], 2018, every ten (10) shares of common stock of the Corporation then issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined, converted, and changed into one (1) share of common stock of the Corporation (the “Reverse Stock Split”); provided, however, that the number and par value of shares of Common Stock and the number and par value of shares of Preferred Stock authorized pursuant to this Article Four shall not be altered. No fractional shares shall be issued upon the Reverse Stock Split.

Stockholders of record who otherwise would be entitled to receive fractional shares of Common Stock as a consequence of the Reverse Stock Split will be entitled, upon surrender to the exchange agent of certificates representing such shares of our Common Stock or, in the case of non-certificated shares of Common Stock, such proof of ownership as required by the exchange agent, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the average of the closing price per share of our common stock on the New York Stock Exchange for the five (5) consecutive trading days immediately preceding the Effective Date, as adjusted for the Reverse Stock Split as appropriate or, if such price is not available, a price to be determined by the Board of Directors.”

4.	The amendment to the Articles of Incorporation was authorized by vote of the holders of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders.

IN WITNESS WHEREOF, I have executed this Amendment to the Articles of Incorporation this                th day of                , 2018.

Angeliki Frangou
Chief Executive Officer

NAVIOS MARITIME HOLDINGS INC.

PROXY FOR ANNUAL MEETING OF STOCKHOLDERS DECEMBER 21, 2018

NAVIOS MARITIME HOLDINGS INC.’S BOARD OF DIRECTORS SOLICITS THIS PROXY

The undersigned, revoking any previous proxies relating to these shares, hereby acknowledges receipt of the Notice and Proxy Statement dated November 30, 2018 in connection with the Annual Meeting of Stockholders to be held at 10:00 a.m. Monaco time, on December 21, 2018 at the offices of Navios Maritime Holdings Inc. at Le Montaigne Bloc B, Office 11B2, 7 Avenue de Grande Bretagne, Monaco and hereby appoints Angeliki Frangou, George Achniotis and Vasiliki Papaefthymiou, and each of them (with full power to act alone), the attorneys and proxies of the undersigned, with power of substitution to each, to vote all shares of the Common Stock of Navios Maritime Holdings Inc. registered in the name provided in this Proxy which the undersigned is entitled to vote at the 2018 Annual Meeting of Stockholders, and at any adjournments of the meeting, with all the powers the undersigned would have if personally present at the meeting. Without limiting the general authorization given by this Proxy, the proxies are, and each of them is, instructed to vote or act as follows on the proposals set forth in the Proxy.

This Proxy, when executed, will be voted in the manner directed herein. If no direction is made, this Proxy will be voted FOR the election of Directors in Proposal 1, FOR Proposal 2, FOR Proposal 3 and FOR Proposal 4.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting or any adjournments of the meeting.

If you wish to vote in accordance with the Board of Directors’ recommendations, just sign on the reverse side. You need not mark any boxes.

1.	Election of Class A Directors (or if any nominee is not available for election, such substitute as the Board of Directors may designate):

Proposal to elect Efsathios Loizos, George Malanga, and John Stratakis as Class A Directors of the Company, whose terms, upon election, will expire in 2021.

	FOR	WITHHOLD VOTE
Efstathios Loizos	☐	☐

	FOR	WITHHOLD VOTE
George Malanga	☐	☐

	FOR	WITHHOLD VOTE
John Stratakis	☐	☐

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

2.

Amendment to the Charter: Proposal to amend the Company’s Amended and Restated Articles of Incorporation to allow holders of the Company’s Series G and Series H Preferred Stock the right to elect one member of the Board of Directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

3.	Reverse Stock Split: Proposal to approve an amendment to the Company’s Amended and Restated Articles of Incorporation to effect a reverse split of the Company’s common stock.

FOR	AGAINST	ABSTAIN
☐	☐	☐

4.	Ratification of PricewaterhouseCoopers: Proposal to ratify the appointment of PricewaterhouseCoopers as the Company’s independent public accountants for the fiscal year ending December 31, 2018.

FOR	AGAINST	ABSTAIN
☐	☐	☐

☑	Please mark votes as in this example.

The Board of Directors recommends a vote FOR the election of the nominees in Proposal 1, FOR the amendment to the Charter in Proposal 2, FOR the the amendment to the Charter to effect the Reverse Stock Spilt in Proposal 3 and FOR the ratification of PricewaterhouseCoopers in Proposal 4.

In their discretion the proxies are authorized to vote upon such other matters as may properly come before the meeting or any adjournments of the meeting. If you wish to vote in accordance with the Board of Directors’ recommendations, just sign this Proxy. You need not mark any boxes. Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Signature:	Date

Signature:	Date

PLEASE CAST YOUR VOTE AS SOON AS POSSIBLE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Name:	Angeliki Frangou
Title:	Chief Executive Officer
Date:	December 3, 2018